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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Client One Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 Tomahawk Creek Parkway
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes (609) 642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeff Eisenhauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Client One Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE K PETERSON
Notary Public, State of Kansas
My Appointment Expires
May 7, 2021

Signature

President, CCO, VP of Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) Management's Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Client One Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2018

Client One Securities LLC
Table of Contents
December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Client One Securities, LLC (the *Company*) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (*PCAOB*) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I & II (the *Schedules*) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 22, 2019

We have served as the Company's auditor since 2017.

Client One Securities LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	1,254,388
Due from other broker dealers		829,494
Prepaid expenses and other assets		158,704
Total Assets	$	2,242,586
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	355,288
Commissions payable		725,240
Deferred investment advisory representative renewal fees		263,097
Total Liabilities		1,343,625
Member's Equity		898,961
Total Liabilities and Member's Equity	$	2,242,586

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Commission revenue	
Sales commissions	$ 8,228,953
Trailing commissions	1,604,188
Advisory revenue	8,494,457
Other revenue	1,778,238
Interest income	9,305
Total Revenues	20,115,141
Expenses	
Commissions and fees paid to reps	15,704,542
Advisory fees	518,344
Clearing fees	295,210
Technology and communications	686,563
Regulatory fees and expenses	346,434
Salaries and other employment costs	1,483,010
Promotional costs and seminars	313,589
General and administrative	660,533
Total Expenses	20,008,225
Net income	$ 106,916

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance at December 31, 2017	$ 792,045
Net income	106,916
Balance at December 31, 2018	$ 898,961

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	106,916
Adjustments to reconcile net income to net cash from operating activities:		
Changes in assets and liabilities:		
Increase in due from other broker dealers		(185,964)
Decrease in prepaid expenses and other assets		151,710
Increase in accounts payable and accrued liabilities		315,084
Increase in commissions payable		196,117
Decrease in deferred rep renewal fees		(177,918)
Net cash from operating activities		405,945
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		405,945
Cash and cash equivalents, beginning of year		848,443
Cash and cash equivalents, end of year	$	1,254,388

The accompanying notes are an integral part of these financial statements

Note 1 – General and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Client One Securities, LLC (the Company) is a limited liability company organized under the laws of the state of Kansas, with its home office located in Leawood, KS. The Company is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker dealer performs clearing functions for all broker dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U. S. generally accepted accounting principles and to general practices within the broker dealer industry.

The Company is a wholly owned subsidiary of Creative One Marketing Corporation ("the Parent").

Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Due from Other Broker Dealers

Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts. Receivables from broker dealers were $829,494 and $643,531 at December 31, 2018 and December 31, 2017, respectively.

(d) Revenue Recognition

Recently Adopted Accounting Pronouncement

In May 2014 FASB issued ASU 2014-09, Revenue and Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative disclosures including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of basic contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by Investment Advisory Representatives ("IARs") for their clients' purchases and sales of securities on exchanges and over-the-counter as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. IARs assist the Company in performing its obligations. Accordingly, total commission revenues are recorded on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to accounts belonging to clients of IARs on the Company's corporate and third-party advisory platforms. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate and third-party advisory platforms is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on clients' portfolio values. The constraint is removed once the portfolio value can be determined. Generally, fees are billed on a monthly or quarterly basis based on each account's asset value at the end of the preceding month or quarter, respectively. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Other Revenue

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, mainly those who offer alternative investments, such as non-traded real estate investment trusts and business development companies and other miscellaneous revenues. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers. The Company recognized $214,333 for these revenues in 2018.

The Company receives fees from product sponsors, primarily mutual fund and annuity companies, for marketing support and sales force education and training efforts. Compensation for these performance obligations is generally calculated as a fixed fee, or a percentage of the average annual amount of product sponsor assets held in accounts belonging to IAR clients, or as a percentage of new sales, or a combination thereof. As the value of product sponsor assets held in IAR client accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The Company is the principal in these arrangements as its is responsible for and determines the level of servicing and marketing support it provides to the product sponsors. The Company's revenues from sponsors were $120,000 for the year ended December 31, 2018.

The Company provides support to its IARs throughout the year, including fee revenues from training, insurance coverage and payment of regulatory fees, transaction services revenues, and other services. Fee revenues may be generated from registered representatives or their clients. Fee revenues primarily include IRA custodian fees, contract and licensing fees, and other client account fees. In addition, the Company hosts certain IAR conferences that serve as training, education, sales, and marketing events, for which a fee is charged for attendance. Fee revenues are recognized when the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point in time or if the service is provided continually over the contract life. Transaction service revenue primarily includes fees the Company charges to IARs and their clients for executing certain transactions in brokerage

and fee-based advisory accounts. Transaction service revenue is recognized at the point-in-time that a transaction is executed, which is generally the trade date.

The Company charges its IARs an annual fee which covers initial registration, insurance and training costs. These fees are generally collected in November and December for the following year. The Company recognizes revenue on registration fees and insurance coverage payments made on behalf of its IARs at the point in time the payments are made, and at an amount equal to the cost of the payments made, resulting no effect on net income. The remaining fees collected are not identifiable with specific obligations performed and are therefore recognized on a straight-line basis over the coverage period. The Company's total revenues from IAR support fees and transaction services charged to IARs was $1,443,905 for the year ended December 31, 2018. As of December 31, 2017, the Company had $441,015 of liabilities recorded for deferred IAR renewal fees, all of which were recognized as income in 2018. As of December 31, 2018, the Company had $263,097 of liabilities recorded for deferred IAR renewal fees, which will be recognized as income during 2019.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

(e) Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $692,621 and was $603,046 in excess of its required net capital of $89,575. The Company's ratio of aggregate indebtedness to net capital was 1.94 to 1.00.

Note 3 – Related Party Transactions

The Company rents its facilities from its Parent and paid $29,191 in rent during 2018. The Company's sub-lease agreement expires on December 31, 2019. The Company has no security obligations with regard to the Parent's lease.

The Company has a sub-advisory agreement with Change Path, LLC, an affiliate. Under the Company's sub-advisory agreement with Change Path the Company incurred $265,439 of advisory fees for the year ended December 31, 2018. As of December 31, 2018, the Company had accrued liabilities of $229,567 payable to Change Path.

Note 4 – Retirement Plan

The Company maintains a 401(k) plan for substantially all full-time employees. Company contributions to the 401(k) plan were $60,595 for the year ended December 31, 2018.

Note 5 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker dealers under clearing agreements. Although the Company clears its transactions through other securities broker dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker dealer. At December 31, 2018, there were no amounts to be indemnified to the clearing brokers.

Note 6 – Commitments and Contingencies

In February 2018 the SEC announced a Share Class Disclosure Initiative ("Initiative") to encourage registered investment advisory firms to self-report failures to disclose conflicts of interest to clients concerning the selection of mutual fund share classes that paid fees pursuant to Rule 12b-1 of the Investment Company Act of 1940 for the period 2014-2016. Under the Initiative, the SEC will require self-reporting firms, among other things, to disgorge to clients the 12b-1 fees received during the relevant period when lower-cost share classes were available. The Company has elected to participate in the Initiative and has made an offer of settlement to the SEC which includes the disgorgement of approximately $35,000 in 12b-1 fees and interest which the Company has accrued and recorded in trailing commissions revenue. The SEC reviewed and approved the settlement in February 2019.

Supplemental Information

Client One Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 898,961
Deductions and/or charges:	
Non-allowable assets:	
Due from other broker dealers	(47,636)
Prepaid expenses and other assets	(158,704)
Net capital before haircuts on securities positions	692,621
Haircuts on securities positions	-
Net Capital	$ 692,621

AGGREGATE INDEBTEDNESS

Items included in statement of financial position:	
Accounts payable and accrued liabilities	$ 355,288
Commissions payable	725,240
Deferred investment advisory representative renewal fees	263,097
Total aggregate indebtedness	$ 1,343,625

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited Part IIA FOCUS report	$ 389,003
Increase in cash and cash equivalents	214,333
Decrease in due from broker dealers	(57,148)
Allowable assets erroneously reported as non-allowable	(47,636)
Decrease in prepaid expenses and other assets	251,016
Increase in accounts payable and accrued liabilities	(108,900)
Decrease in commissions payable	51,953
Net capial per the audited report	$ 692,621

Client One Securities, LLC
Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 89,575
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 89,575
Net capital in excess of required minimum	$ 603,046
Ratio: aggregate indebtedness to net capital	1.94 to 1.00

Client One Securities LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company will effectuate all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Pershing LLC.

Client One Securities, LLC
Management's Exemption Report
For the Year Ended December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Client One Securities, LLC (the *Company*) identified provision 17 C.F.R. § 15c3-3(k)(2)(ii) (the *exemption provision*) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
March 22, 2019

ClientOne

securities, llc

Client One Securities, LLC
We confirm, to the best of our knowledge and belief, that:

1. **Client One Securities, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2018 to December 31, 2018.

2. **Client One Securities, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2018 to December 31, 2018 without exception.

Sign: [signature] Date: 3-12-19

Jeff Eisenhauer
President, CEO
Client One Securities, LLC
11460 Tomahawk Creek Parkway
Leawood, KS 66211
SEC filing # 8-68494
Firm ID # 152974